Exhibit 99.1

News Release 2017-02

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Final Results of Exchange Offers by Intelsat Connect Finance S.A. for Certain Notes of Intelsat (Luxembourg) S.A.

Luxembourg, 6 January 2017

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced the final results for the two private offers to exchange (the “Exchange Offers”) certain outstanding notes of Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), which were previously announced by its wholly-owned subsidiary, Intelsat Connect Finance S.A. (“ICF”).

On December 7, 2016, ICF offered to exchange up to $217 million principal amount of outstanding 6.75% Senior Notes due 2018 of Intelsat Luxembourg (the “2018 Lux Notes”) and up to $624 million principal amount of outstanding 7.75% Senior Notes due 2021 of Intelsat Luxembourg (the “2021 Lux Notes”) for cash and newly issued 12.50% Senior Notes due 2022 of ICF (the “ICF Notes”).

On December 22, 2016, tenders from holders of approximately $167 million, or 35%, of the aggregate principal amount of outstanding 2018 Lux Notes (other than notes held in treasury by Intelsat Luxembourg and its affiliates) and tenders from holders of approximately $624 million, or 31%, of the aggregate principal amount of outstanding 2021 Lux Notes, were accepted for purchase in the Exchange Offers.

After December 22, 2016 and before the expiration of the Exchange Offers, tenders from holders of approximately $25,000, or 0.005%, of the aggregate principal amount of outstanding 2018 Lux Notes were received and are expected to be accepted for purchase in the Exchange Offers. No additional 2021 Lux Notes will be accepted for purchase.

ICF has tendered, or will tender, approximately $402 million principal amount of 2018 Lux Notes into Intelsat Luxembourg’s ongoing offer to exchange 2018 Lux Notes for newly issued 12.50% Senior Notes of Intelsat Luxembourg due 2024, comprised of all of the 2018 Lux Notes it has acquired, or will acquire, in the Exchange Offers, together with the approximately $210 million principal amount of 2018 Lux Notes it received in connection with certain private exchanges for ICF Notes and the $25 million principal amount of 2018 Lux Notes it held in treasury.

The ICF Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the ICF Notes may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act.

Questions regarding the Exchange Offers may be directed to ICF at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offers, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly reports on Form 6-K for the quarters ended June 30, 2016 and September 30, 2016, and its other filings with the U.S. Securities and Exchange Commission.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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